SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

SUSSEX BANCORP
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

869 245 100
(CUSIP Number)

SEPTEMBER 11, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 869 245 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HOT CREEK CAPITAL, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 191,627
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 191,627
9.	Aggregate Amount Beneficially Owned by each Reporting Person 191,627
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row 9 4.1%
12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 869 245 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HOT CREEK INVESTORS, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 191,627
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 191,627
9.	Aggregate Amount Beneficially Owned by each Reporting Person 191,627
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row 9 4.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 869 245 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Darren R. Tymchyshyn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 191,627
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 191,627
9.	Aggregate Amount Beneficially Owned by each Reporting Person 191,627
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row 9 4.1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 869 245 100

ITEM 1:

(a)  Name of Issuer:

Sussex Bancorp

 (b)  Address of Issur’s Principal Executive Offices:

200 Munsonhurst Road
Franklin, New Jersey 07416

ITEM 2:

(a)  Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Hot Creek Capital, L.L.C. (the "General Partner"), (ii) Hot Creek Investors, L.P. (“Investors”), and (iii) Darren R. Tymchyshyn, the principal member of the General Partner ((i), (ii), and (iii) being collectively, the "Filing Persons"). The Common Stock (the “Stock”) which is the subject of this Schedule 13G is held by Investors. The other Filing Persons are joining in this Schedule 13G because they exercise voting and investment power over the Common Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of September 17, 2014, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

(b)  Address of Principal Business Office or, if None, Residence:

600 University Street, Suite 2003
Seattle, Washington 98101

(c)  Citizenship:

Nevada for Investors and the General Partner;
Darren R. Tymchyshyn is a citizen of Canada

(d)  Title of Class of Securities:

Common Stock

(e)  CUSIP Number:

869 245 100

CUSIP No. 869 245 100

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned:
191,627 shares of Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by Investors, the General Partner, and Darren R. Tymchyshyn. The General Partner and Mr. Tymchyshyn expressly disclaim direct and beneficial ownership of the shares of Stock reported as deemed to be beneficially owned by them.

Based on Form 10-Q dated June 30, 2014, the Issuer had 4,664,856 shares of Common Stock issued and outstanding on August 7, 2014. Accordingly, the 191,627 shares of Stock which may be deemed to be beneficially owned by Investors represent approximately 4.1 percent (4.1%) of the Issuer’s issued and outstanding Stock thereafter.

(b)  Percent of class: 4.1%

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0
(ii)	Shared power to vote or to direct the vote	191,627
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	191,627

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10:  CERTIFICATIONS.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 869 245 100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOT CREEK CAPITAL, L.L.C.

Dated: September 17, 2014	By:	/s/ Darren R. Tymchyshyn
	Name:	Darren R. Tymchyshyn
	Title:	Managing Member

HOT CREEK CAPITAL, L.L.C.
By its General Partner
HOT CREEK CAPITAL, L.L.C.

Dated: September 17, 2014	By:	/s/ Darren R. Tymchyshyn
	Name:	Darren R. Tymchyshyn
	Title:	Managing Member

Dated: September 17, 2014	By:	/s/ Darren R. Tymchyshyn
	Name:	Darren R. Tymchyshyn
	Title:	Managing Member

CUSIP No. 869 245 100

Exhibit A

AGREEMENT REGARDING THE JOINT FILING
OF SCHEDULE 13G

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

HOT CREEK CAPITAL, L.L.C.
Dated: September 17, 2014	By:	/s/ Darren R. Tymchyshyn
	Name:	Darren R. Tymchyshyn
	Title:	Managing Member

HOT CREEK CAPITAL, L.L.C.
By its General Partner
HOT CREEK CAPITAL, L.L.C.
Dated: September 17, 2014	By:	/s/ Darren R. Tymchyshyn
	Name:	Darren R. Tymchyshyn
	Title:	Managing Member

Dated: September 17, 2014	By:	/s/ Darren R. Tymchyshyn
	Name:	Darren R. Tymchyshyn
	Title:	Managing Member